As filed with the Securities and Exchange Commission on February 4, 1999.

                                                     Registration No.
                                                                      ----------
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           --------------------------

                      ALFORD REFRIGERATED WAREHOUSES, INC.
                 (Name of small business issuer in its charter)

             Texas                                              75-2695621
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                                318 Cadiz Street
                               Dallas, Texas 75207
                                 (214) 426-5151
               (Address, including zip code, and telephone number,
          including area code, of Issuer's principal executive offices)

                          --------------------------

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, $.01 par value
                                (Title of class)

                           --------------------------



                                                 TABLE OF CONTENTS
                                                                                                               Page


ITEM 1.           DESCRIPTION OF BUSINESS.........................................................................1
                  The Company.....................................................................................1
                                    Transaction with Hilltop Acquisition Corporation..............................1
                                    Merger with Alford............................................................2
                  The Business....................................................................................2
                                    The Industry..................................................................3
                                    Customers.....................................................................3
                                    Competition; Growth Potential.................................................3
                                    Sales and Marketing...........................................................4
                                    Suppliers.....................................................................4
                                    Employees.....................................................................4
                                    Government Regulation.........................................................4
                                    Research......................................................................5
                                    Licenses, Permits and Product Registrations...................................5

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS.............................................................6

ITEM 3.           DESCRIPTION OF PROPERTY.........................................................................6
                                    Dallas, Texas.................................................................6
                                    La Porte, Texas...............................................................7
                                    Richardson, Texas.............................................................7
                                    Fort Worth, Texas.............................................................7

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT..................................................................................7

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.........................................................................................8
                  Committees of the Board of Directors............................................................9

ITEM 6.           EXECUTIVE COMPENSATION..........................................................................9
                  Executive Compensation..........................................................................9
                  Director Compensation..........................................................................10

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................................................10

ITEM 8.           LEGAL PROCEEDINGS..............................................................................11

ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER
                  MATTERS .......................................................................................11

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES........................................................12

ITEM 11.          DESCRIPTION OF SECURITIES......................................................................12
                  General  ......................................................................................12






                  Common Stock...................................................................................12
                  Preferred Stock................................................................................13
                  Provisions Having a Possible Anti-takeover Effect .............................................13
                  Limitation of Liability of Directors...........................................................13
                  Bylaw Provisions and Amendment of Bylaws.......................................................14
                  Transfer Agent.................................................................................14

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS......................................................14

ITEM 13.          FINANCIAL STATEMENTS...........................................................................18

ITEM 14.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                  ACCOUNTING AND FINANCIAL DISCLOSURE............................................................36

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS..............................................................36



                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

The Company

         Alford Refrigerated Warehouses, Inc., a Texas corporation formerly known as Hilltop Acquisition Holding Corporation, and prior to that, as Optical Acquisition Corp. (the "Company"), was originally incorporated in October 1992 under the laws of the state of Delaware for the purpose of acquiring certain assets comprised of optical dispensaries and an optical laboratory from a company engaged in bankruptcy proceedings. In 1994, the Company had 132 optical dispensaries and retail stores located in 26 states as well as an optical laboratory. However, in 1995, as a result of a weakened retail optical market, the Company experienced decreased sales and a limited cash flow and, as a result, filed a bankruptcy petition (the "Petition") on September 21, 1995 (the "Petition Date"). The Company filed the First Amended Joint Plan of Reorganization (the "Plan") on July 9, 1996. The United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Court") entered an order approving the Plan on August 9, 1996. The Plan was modified pursuant to an order of the Court on February 28, 1997.

         The Plan provided for the liquidation of the Company's assets and distribution of the proceeds to secured, priority and unsecured creditors. The Plan further provided that the Company would remain in existence, although all capital stock outstanding as of the Petition Date was canceled. Under the Plan, the Company secured post Petition financing in the amount of $17,500 from Halter Financial Group, Inc., a Texas corporation ("HFG"), to meet the costs and expenses of the reorganization effort. In satisfaction of HFG's administrative claim for such amount and for the services rendered and expenses incurred in connection with an anticipated acquisition or merger transaction between the Company and a privately held operating company, HFG received 62.5% of the newly-issued shares of common stock of the reorganized Company pursuant to
Section 1145 of the United States Bankruptcy Code. Creditors with allowed unsecured claims received a pro rata distribution of 37.5% of such newly issued shares. The Company was reincorporated in the State of Texas in September 1997.

         Transaction with Hilltop Acquisition Corporation

         As contemplated in the Plan, the Company, which had no operations or significant assets at the time, had undertaken a business strategy to seek out and consummate an acquisition or merger transaction with an operating business which the Company believed had growth potential. The Company believed that such a strategy would provide its shareholders the benefit of owning an interest in a viable business enterprise. The Company believed that its widely held shareholder base made it an attractive acquisition or merger candidate to a privately held corporation seeking to become a publicly held company. The Company believed that Hilltop Acquisition Corporation ("Hilltop") was a viable acquisition target.

         Hilltop was incorporated in the State of Texas in February 1998 for the purpose of acquiring overriding royalty interests in certain producing oil and natural gas properties. In this regard, Hilltop entered into an asset purchase and sale agreement on February 5, 1998 with Magnum Hunter Production, Inc. (the "Magnum Hunter Agreement") in order to acquire such interests in properties located in Texas, Oklahoma or New Mexico having an aggregate fair market value of approximately $500,000. The Magnum Hunter Agreement contained various conditions to its consummation, including the completion of the Company's acquisition of Hilltop.

         On February 18, 1998, the Company completed its acquisition of all of the outstanding common stock of Hilltop in exchange for 600,000 shares of Company Common Stock. In connection with this acquisition, the Company changed its name to Hilltop Acquisition Holding Corporation. However, the parties were unable to consummate the transaction contemplated by the Magnum Hunter Agreement.

         After the termination of the Magnum Hunter Agreement, the Company located another acquisition target, Alford Refrigerated Warehouses, Inc., a privately held Texas corporation ("Alford"). Alford was established as a family-held and operated corporation in 1946. In the late 1940's, Alford constructed a public warehousing operation located in Dallas, Texas. Following a lengthy illness and subsequent death of its president and principal owner, Alford defaulted on a bank loan and was forced to file a bankruptcy petition in July 1993. A plan of reorganization was confirmed by the bankruptcy court in February 1994. In December 1997, Alford became a 100% subsidiary of Castor Capital Corporation, a Canadian corporation.

         Merger with Alford

         On or about December 15, 1998, the Company merged with Alford pursuant to an Agreement and Plan of Merger dated November 23, 1998 by and among Hilltop Acquisition Holding Corporation, Womack Gilman Investment Services, L.C., HFG and Alford (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, the Company was the surviving corporation. Immediately prior to the merger, Hilltop amended its Articles of Incorporation to effect a reverse stock split so that each share of Hilltop's issued and outstanding common stock was automatically converted into .625 of a fully paid and nonassessable share of Hilltop's common stock. Pursuant to the terms of the Merger Agreement, each share of common stock of Alford was automatically converted into the right to receive 655.1372 shares of the common stock of the Company. In addition, the Articles of Incorporation and the Bylaws of Alford became the Articles of Incorporation and Bylaws of the Company, the directors and officers of Alford became the directors and officers of the Company, and the Company changed its name to Alford Refrigerated Warehouses, Inc.

The Business

         The Company believes that it is the largest public refrigerated ware-housing operation in the southwest United States. The Company operates a network of four strategically located refrigerated warehouse facilities in Texas, with a total area of 1,500,000 sq. ft. or 32,000,000 cu. ft. of storage space. The Company's principal executive office is located at 318 Cadiz Street, Dallas, Texas 75207 and its telephone number is (214) 426-5151.

         The Company's public warehouse business consists of providing customers, which include food processors, distributors, wholesalers and retailers, with temperature controlled storage services and a full range of logistics management and other value-added services such as (i) blast freezing of fresh products, (ii) repackaging and labeling of food products, (iii) order picking and load consolidation, (iv) cross-docking, (v) container handling, (vi) importing and exporting services, (vii) USDA approved storage and inspection services, and (viii) Federal Government inspected facility for export.

         The Company is a third party service provider and as such does not purchase the inventory that it stores. When the Company receives products for storage, it provides the customer with a nonnegotiable warehouse receipt. At that time, the customer pays for one month of storage and handling based upon the type and amount of product accepted at the beginning of the 30 day period. The Company's inventory control system monitors the product by type of product and by lot number. In order to remove any product from storage, the customer places an order with the Company, the Company removes the product from the warehouse for the customer and provides the customer with a bill of lading. If there is any product remaining in storage at the end of the 30 day period, the Company bills the customer for an additional 30 days of storage.

         In addition to its public warehouse business, the Company leases refrigerated space to approximately 28 tenants who manage their own inventory and logistics functions and utilize their own equipment and personnel. In almost all cases, the tenant pays all of the expenses, except for utilities and property taxes which are included in the rent. The terms of the leases may be month to month or as long as five years. The Company does not allow tenants to make any special modifications to the leased space without the Company's prior approval. For the year ended December 31, 1998, public warehouse customers represented over 93% of the Company's revenue, the remainder of which was attributable to leased space.

         The Company is designing and planning the construction of a 4,000,000 cubic foot addition to its Cadiz Street facility in Dallas, Texas. The Company anticipates that the new addition will contain a blast freezing capacity of 400,000 lbs. per day and storage at -20(degree)F.

         The Industry

         The public refrigerated warehousing industry provides refrigerated warehousing, inventory management and logistics services to food processors, distributors and retailers of frozen and chilled foods during the period between production and consumption. In the food industry, there is a period between production and consumption as well as a continuing shift by individual food processors, distributors and retailers from owning their refrigerated storage facilities to outsourcing their warehousing requirements, inventory management and logistics functions to operators of public refrigerated warehousing businesses who are generally more economical providers of such services.

         Historically, public refrigerated warehousing growth has been steady and non-cyclical. Although the overall U.S. food industry has been growing at the rate of population growth, the public refrigerated warehousing industry has been growing more rapidly than the population, at an average compound annual growth rate of 4.5% per year over the past 10 years.

         Customers

         The Company had approximately 600 customers during the 12 months ended December 31, 1998 including a broad base of national, regional and local food processors, distributors, wholesalers and retailers. The Company's customer base includes Pilgrim's Pride, Nabisco Food, M & M Mars, Kroger Co., Maple Leaf Foods, Borden Dairy, Chef America, Dairy Farmers of America and many others. During the twelve months ended December 31, 1998, no customer accounted for more than 10% of the Company's revenues.

         Competition; Growth Potential

         The United States public refrigerated warehousing market is highly fragmented with the 10 largest firms representing less than 40% of the available public refrigerated warehousing space. Public refrigerated warehousing facilities in the United States are typically owned by strong local or regional operators with one to four facilities representing two to 14 million cubic feet of public refrigerated warehousing space which, on average, generate direct profit contribution margins of 40%. Many of these companies are family-owned businesses without successors active in the management of the business. Based past experience with such owners and the dynamics of the industry, the Company believes that many of these businesses can be acquired at attractive cash flow multiples.

         Sales and Marketing

         The Company's marketing and sales efforts are integrated across all levels of management. Senior management has the responsibility for major customers, including all national accounts. In addition, customers in each region are serviced by regional general managers who work with sales and marketing professionals to plan and execute regional business development strategies. At the local level, individual facility managers are responsible for developing and maintaining long-term relationships with customers.

         The Company's management and sales professionals are aggressively pursuing business development opportunities that arise from natural market growth as sales of frozen foods increase and the trend towards the use of public refrigerated warehouse services continues. Management believes that by taking an active role in the management and coordination of its customers' inventories and by providing a broader range of logistics services, the Company will maintain its competitive advantage over the long term.

         Suppliers

         The Company's largest expenses are labor and utilities. It is not dependent upon any one supplier for raw materials. The majority of the Company's maintenance services are provided primarily by its own employees.

         Employees

         As of December 31, 1998, the Company had a total of 188 employees, all of whom are full-time employees. Of these employees, approximately 136 were employed at the Dallas, Texas facility which includes its corporate offices, 28 were employed at the La Porte facility, 17 were employed at the Richardson facility and seven were employed at the Fort Worth facility. None of the employees are represented by a labor union.

         Government Regulation

         The Company's operations are subject to federal, state and local laws, regulations and ordinances relating to the storage, handling, emission, transportation and discharge of certain materials and various other health and safety matters. These laws include the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, and the Resource Conservation and Recovery Act. For example, the Company uses anhydrous ammonia in its operations. In addition, the Company uses a type of refrigerant which is no longer being produced because of government regulations. The Company is in the process of modifying its equipment and believes that all of its equipment will be able to use a new type of refrigerant by the end of 1999. The Company's operations also are governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and the regulations thereunder.

         Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company believes that it is currently in substantial compliance with all such applicable laws and regulations. The Company cannot at this time estimate the impact of any increased regulation on the Company's operations, future capital expenditure requirements or the cost of compliance.

         In addition to regulating the Company directly, the Company's customers are subject to certain regulations relating to the import and export of food products. The Company maintains an approved USDA inspection room on site at three of its four facilities for the benefit of its customers.

         Research

         The Company generally does not spend any material amount of its resources on research and development. Rather, it is a member of the Refrigeration Research and Education Foundation which is an organization that was founded in 1943 as a scientific and educational foundation for the following purposes:

          o to advance the application of refrigeration technology for better preservation of food and commodities;

          o    develop and support research in the science of refrigeration;

          o cooperate with government and private institutions in research activities;

          o    train and educate refrigerated  warehouse/distribution personnel;
               and

          o    establish   and  make   available  a  repository   of  scientific
               information specific to the industry.

         Licenses, Permits and Product Registrations

         The Company uses certain licenses and registrations in its operations. For example, the Company has a perpetual license for the use of certain software from Maves International Software, Inc. The Company uses this software for inventory control and financial reporting. The Company is not required to pay any additional royalties on the software, however, the Company periodically purchases upgrades to the software.

         In addition, Alford Distribution Services, Inc. ("ADS"), a wholly owned subsidiary of the Company, is licensed by the Texas Alcoholic Beverages Commission to store products containing alcohol. ADS is required to post a bond each year to maintain this license which is subject to revocation, modification and renewal each year by the commission.

         For the benefit of its customers, the Company maintains a room at three of its four facilities that is approved by the USDA for use in connection with the inspection of food products.

         The Company's trademark, a penguin, is registered with the patent trademark office. This registration is periodically subject to renewal.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company has included 1997 audited financial information for Hilltop and for Alford as independent entities. Prior to the effective date of this registration statement, the Company will amend the registration statement to include combined audited information for both Hilltop and Alford for the fiscal years ended December 31, 1997 and December 31, 1998 including management's discussion and analysis of that information.


ITEM 3.           DESCRIPTION OF PROPERTY

         Set forth below is information with respect to certain of the Company's properties. The industry measures space in cubic feet instead of square feet because cost projections include facility height to account for refrigeration and stacked cooled product. The Company believes that all of these properties are adequately insured, in good condition and suitable for their anticipated future use.

                                                                                                          Lease
Location                   Primary Use              Approximate Size            Owned/Lease         Expiration Date
--------                   -----------              ----------------            -----------

Dallas, Texas              Corporate office         24,000,000 cubic            Owned               N/A
                           & Warehouse              feet on 52 acres

La Porte, Texas            Warehouse                4,500,000 cubic feet        Owned               N/A
                                                    on 32.3 acres

Richardson, Texas          Warehouse                3,200,000 cubic feet        Leased              Dec. 31,2007
                                                    on 12.4 acres

Fort Worth, Texas          Warehouse                1,550,000 cubic feet        Leased              Jan. 31, 2000
                                                    on 13.5 acres


         Dallas, Texas

         The Company has 18 tenants at its Dallas, Texas facility. Of these, no tenant occupies ten percent or more of the rentable cubic footage of the facility. The Company itself uses a majority of the total cubic feet of the facility as a public refrigerated warehouse. A majority of the Dallas, Texas facility is used for refrigerated warehousing purposes. The remainder is used for public dry storage and for the Company's corporate offices.

         The Dallas, Texas facility is subject to a 10 year fixed rate mortgage in the original principal amount of $8,100,000 which accrues interest at 8.4% per year. As of January 20, 1999, the Company owed approximately $7,893,859 on the mortgage which matures on or about October 1, 2007. At that time, assuming no prepayments, the Company will owe approximately $5,682,578.

         The  Company  currently  plans  to  construct  a  4,000,000  cubic-foot
addition  to  its  facility  in  Dallas,   Texas.  The  estimated  cost  of  the
improvements is approximately $8,000,000 which amount most likely will be financed by a conventional mortgage or sale of convertible debentures in addition to cash flow and the issuance of the Company's common shares.

         La Porte, Texas

         The Company has three tenants at its La Porte facility. Of these, no tenant occupies ten percent or more of the rentable cubic footage of the facility. The Company itself uses a majority of the total cubic feet of the facility as a public refrigerated warehouse.

         This property is subject to a 10 year fixed rate mortgage in the original principal amount of $5,400,000 which accrues interest at 8.36% per year. As of January 20, 1999, the Company owed approximately $5,352,494 on the mortgage which matures on or about March 1, 2008. At that time, assuming no prepayments, the Company will owe approximately $4,511,799.

         Richardson, Texas

         The  Company  has three  subtenants  at its  Richardson  facility.  The
Company has made a formal offer to purchase this property for $6,000,000 in cash. The Company has received a term sheet from a bank, subject to due diligence, to finance the purchase of the property in an amount up to 80% of the property's appraised value. The Company hopes to close this transaction by the end of April 1999.

         Fort Worth, Texas

         As of December 31, 1998, the Company had four tenants at its Ft. Worth facility. Of these, Kroger Co. accounted for 28.8% of the space in the facility. The lease between the Company and Kroger Co. is for a one year term with provisions for annual renewal.

         The Company has entered into a purchase and sale agreement to purchase this property for $3,000,0000 in cash. The Company has received a term sheet from a bank, subject to due diligence, to finance the purchase of the property in an amount up to 80% of the property's appraised value.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth certain information as of December 31, 1998 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) the officers and directors of the Company individually, and
(iii) the officers and directors of the Company as a group. All addresses are in care of the Company, 318 Cadiz Street, Dallas, Texas 75207.

                                                       Number of
                  Name                               Shares Owned                       Percent
                  ----                               ------------                       -------

         Joseph Y. Robichaud(1)                      6,551,372                            93.6%
         Castor Capital Corporation                  6,551,372                            93.6%
         Directors and executive                     6,551,372                            93.6%
           officers as a group (5 persons)




                                        7


----------------------------

(1) All of these shares are held by Castor Capital Corporation. The sole shareholder of Castor is the Robichaud Family Trust, of which Mr. Robichaud is the trustee. Mr. Robichaud is also the chairman and chief executive officer of Castor.

         Castor Capital Corporation is the owner of approximately 93.6% of the outstanding shares of the Common Stock and as such is able to elect the board of directors and determine the outcome of other matters requiring shareholder action without the concurrence of any other shareholder. The sole shareholder of Castor Capital Corporation is the Robichaud Family Trust, of which Mr. Robichaud is trustee. Mr. Robichaud is also the chairman and chief executive officer of Castor.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below is certain information regarding the directors, executive officers and significant employees of the Company. Each of the directors of the Company will serve until the next annual meeting of shareholders or until his successor is elected and qualified. Executive officers of the Company are elected by the Board of Directors to hold office until their respective successors are elected and qualified.


         Name                       Age                       Position(s)
         ----                       ---                       -----------

         Alton M. Adams              60                        Chief Executive Officer
         Michael A. Oros             63                        President
         James C. Williams           41                        Vice President, Chief Financial Officer, Secretary,
                                                               Treasurer and Director
         Joseph Y. Robichaud         71                        Director
         Kenneth M. Tomilson         65                        Director

         Set forth below is a description of the backgrounds of the directors, executive officers and significant employees of the Company.

         Joseph Y. Robichaud has served as a Director of the Company since its acquisition of Alford in December 1998. Mr. Robichaud served as a director of Alford from March 1994 to July 1995, and from December 1996 to December 1998 when Alford merged with and into the Company. Mr. Robichaud is also on the board of directors and serves as the chairman and chief executive officer of Castor Capital Corporation. From 1966 to 1995, Mr. Robichaud was chairman and, indirectly, principal shareholder of Odyssey Industries, Inc., which was the sole shareholder of Associated Freezers of Canada, Inc., an operating company in the business of owning and operating frozen food warehousing facilities in Canada and Australia. In 1994, a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy and sold the profitable operations of Associated Freezers of Canada, Inc. Mr. Robichaud received his Bachelor of Science degree in Civil Engineering from the University of New Brunswick in 1950. Mr. Robichaud is the brother-in-law of Mr. Tomilson.

         Kenneth M. Tomilson has served as a Director of the Company since its acquisition of Alford in December 1998 and served as a director of Alford from December 1996 to December 1998 when Alford merged with and into the Company. Mr. Tomilson is also the president of Castor Capital Corporation and has served in that position since 1995. From 1964 to the present, Mr. Tomilson has served as president of Engineering Design & Construction Managers Ltd. which provides design services, engineering, construction supervision and management for low and high-rise residential, commercial and industrial buildings, food processing and refrigerated warehousing. Prior to 1995, Mr. Tomilson was vice president and a director of Odyssey Industries, Inc. In 1994 a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy. Mr. Tomilson is a member of The Canadian Standards Association Technical Committee responsible for setting standards and formulating codes for mechanical refrigeration in Canada. Mr. Tomilson graduated from the University of New Brunswick with a Bachelor of Science degree in Civil Engineering in 1958. Mr. Tomilson is the brother-in-law of Mr. Robichaud and is also the brother-in-law of Mr. Adams.

         Alton M. Adams has served as the Chief Executive Officer of the Company since its acquisition of Alford in December 1998. Mr. Adams served as chief executive officer of Alford from January 1997 to December 1998 when Alford merged with and into the Company. Mr. Adams also currently serves as vice president of Castor Capital Corporation, a position which he has held since September 1995. From April 1995 to April 1996, Mr. Adams served as president of Polar Corp International. From 1984 to 1995, he served as president of Associated Freezers of Canada, Inc. and during that time was also a director of Odyssey Industries, Inc., which was the sole shareholder of Associated Freezers of Canada, Inc. In 1994, a dispute arose between Odyssey and its bank lender concerning currency exchange rates affecting the repayment of Odyssey's loan. At the request of the bank, a receiver was appointed for Odyssey and the receiver subsequently placed Odyssey into bankruptcy and sold the profitable operations of Associated Freezers of Canada, Inc. Mr. Adams graduated from the University of New Brunswick with a Bachelor of Science degree in Electrical Engineering in 1960, earned a master of science degree in 1963 in Electrical Engineering from Queen's University and a master of arts degree in Political Science from Canadian Forces Staff College in 1968.

         Michael A. Oros has served as President of the Company since its acquisition of Alford in December 1998. Mr. Oros served as president and chief operating officer of Alford from January 1997 until December 1998 when Alford merged with and into the Company. From 1986 until 1996, Mr. Oros served as president and chief operating officer of Associated Freezers, Inc. Mr. Oros is a member of International Association of Refrigerated Warehousemen, the North Texas Warehouse Association, the American Frozen Food Institute, the Meat Importers Council, the Southwest Meat Association and the National Frozen Food Association.

         James C. Williams has served as Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since its acquisition of Alford in December 1998. Mr. Williams served in these same positions for Alford from December 1996 to December 1998 when Alford merged with and into the Company. Prior to that time, from October 1995 until April 1997, Mr. Williams served as vice president of finance for Castor Capital Corporation and from June 1987 until October 1995 as the controller for Associated Freezers of Canada, Inc. Mr. Williams is on the Maves Advisory Board. He graduated from the University of Waterloo Co-op Program in 1982 with a bachelor of mathematics degree. Mr. William's degree included a major in mathematics and minors in computer science and accounting.

         Due to the broad experience of the Company's executive officers, directors and key personnel in the refrigerated warehousing industry, the Company does not believe that the loss of any one of them would have a material adverse effect on its business. None of the executive officers currently have an employment agreement with the Company, however, Mr. Adams has a consulting contract with the Company which automatically renews on an annual basis and provides for a fee of $8,000 per month for services rendered.

Committees of the Board of Directors

         The Board of Directors does not have any committees at this time.


ITEM 6.           EXECUTIVE COMPENSATION

Executive Compensation

         The following table sets forth the cash and non-cash compensation paid by the Company to its chief executive officer and its two other most highly compensated executive officers for the fiscal years ended December 31, 1998,

1997 and 1996. None of the Company's other officers or directors received cash or non-cash compensation in excess of $100,000 for the fiscal year ended December 31, 1998.


                                            SUMMARY COMPENSATION TABLE

                                                                                Long-Term
                                                                               Compensation
                                     Annual Compensation                          Awards
 Name and                            ----------------------                    -------------    All Other
Principal Position                  Year     Salary           Bonus             Options         Compensation(1)
------------------                  ------   --------         -----             ----------       ----------------
Mr. Adams                           1998                                                         96,000
Chief Executive Officer             1997                                                         96,000
                                    1996                                                         N/A

Mr. Oros                            1998    100,000           25,000
President                           1997    100,000           25,000
                                    1996      N/A

------------------------------------------------------------------------------------------
(1) These amounts were paid  pursuant to a consulting  contract and were paid by the Company  directly  to Mr.  Adams in 1997 and to Castor  Capital  Corporation
which paid Mr. Adams in 1998.

         In addition to the officers listed above, Mr. George Gilman served as the president and secretary of Hilltop Acquisition Holding Corporation from February 18, 1998 until December 15, 1998 when it merged with Alford. Mr. Timothy T. Halter served as president and secretary of Hilltop Acquisition Holding Corporation prior to Mr. Gilman. Neither Mr. Gilman nor Mr. Halter received any compensation for services rendered to Hilltop from 1996 through 1998.

Director Compensation

         Directors who are employees of the Company will not receive additional compensation for serving as directors. Independent directors will receive an annual fee to be established by the Board of Directors and a fee of $500 for attending each meeting of the Board of Directors or any committee of the Board of Directors. All directors will be reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On or about December 1, 1996, Alford entered into an agreement with Canfina AG, a company organized under the laws of Switzerland, and J. Eichmann to repay existing loans to Canfina AG in the original principal amount of $6,700,000 and to purchase all of the shares of stock of Alford owned by Mr. J. Eichmann in exchange for $2,000,000. As of December 1, 1996, Mr. Eichmann owned 5,000 shares or 50% of the issued and outstanding capital stock of Alford (the "Eichmann Shares"). On or about December 4, 1997, Alford paid to Mr. Eichmann $2,000,000 in exchange for rights to the Eichmann Shares using funds obtained through a term note and line of credit. Alford's rights to the Eichmann Shares were subsequently transferred by Alford to Alford's parent, Castor Capital Corporation, in exchange for a $2,000,000 note receivable. On or about

December 15, 1998, in connection with the merger of Alford with and into the Company, the Eichmann Shares were converted into 3,275,686 shares of the Company, all of which are being held in escrow pending the final payment due to Mr. Eichmann in December 2001. As of December 31, 1998, the outstanding principal balance on the note was $2,350,000. Castor Capital Corporation has assumed the liability for this note.

         On or about February 6, 1998, Alford leased a warehouse facility in La Porte, Texas from La Porte Properties, LLC, a Texas limited liability company ("La Porte"), which was a wholly owned subsidiary of Alltemp Logistical Services, L.L.C., a Texas limited liability company ("Alltemp"). At that time, Alltemp was a wholly owned subsidiary of Castor Capital Corporation. Effective November 30, 1998, Alltemp was merged with and into Alford.

          In  1997,  Alford  made  two  loans  to  its  parent,  Castor  Capital
Corporation. On or about September 17, 1997, Alford loaned Castor $1,500,000, and on or about December 4, 1997, Alford loaned Castor $2,000,000. Each of these loans is evidenced by a promissory note bearing interest at a rate of eight percent per annum. The notes are due December 31, 2000 and December 31, 2002. As of December 31, 1998, the total amount of principal and interest payable to the Company by Castor pursuant to these two notes was $1,676,655. Mr. Robichaud, a Director of the Company, is the trustee of the Robichaud Family Trust which is the sole shareholder of Castor Capital Corporation.

         In 1997 and 1998, Alford paid to Associated Freezers, Inc. an aggregate of $475,903 for the rights to certain trademarks consisting of a penguin and the name Associated Freezers, Inc. At that time, Associated Freezers, Inc. was indirectly owned 100% by Mr. Robichaud. Effective November 30, 1998, Associated Freezers, Inc. was merged with and into its parent which was then merged with and into Alford.

         Engineering Design & Construction Managers Ltd. ("EDCM") is a company which specializes in the design, construction and maintenance of refrigerated warehouse facilities. EDCM is owned in equal proportions by Mr. Robichaud, Mr. Tomilson, Mr. Adams and Mr. Paul Haines. EDCM has provided maintenance services to the Company for which it billed the Company on a per diem basis. The Company and EDCM are in the process of formalizing a new agreement which they tend to make effective as of January 1, 1999. Pursuant to this new five year maintenance contract, EDCM will provide professional engineering and maintenance services for Alford's four facilities for a fee of $200,000 per year.

         Castor Capital Corporation owns approximately 93.6% of the Company's issued and outstanding Common Stock. Mr. Robichaud, a director of the Company, is the trustee of the Robichaud Family Trust which owns all of the issued and outstanding stock of Castor Capital Corporation.


ITEM 8.           LEGAL PROCEEDINGS

         The Company is a not a party to any legal actions or proceedings that it believes will have a material adverse effect on its business, results of operations or financial position.


ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         There is no public trading market for the Company's securities.

         None of the Company's securities are subject to outstanding options or warrants to purchase, or securities convertible into common stock of the Company. As of January 28, 1999, 357,343 shares of Common Stock of the Company could be sold pursuant to Rule 144 under the Securities Act, the offering of which could have a material effect on the market price of the Common Stock.

         As of January 28, 1999, there were 7,000,715 shares of Common Stock issued and outstanding held by 899 holders of record.

         The Company has not paid dividends on its Common Stock and anticipates that in 1999 all earnings will be retained to finance the continuing development of its business. The Company does not anticipate paying dividends on the Common Stock in 1999 but may consider paying dividends thereafter. The Company's current bank loan agreement requires the bank's prior written consent for the payment of dividends.


ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the First Amended Joint Plan of Reorganization entered into on July 9, 1996, as modified, the Company issued an aggregate of 187,701 shares of Common Stock to certain of its creditors on various dates in 1996. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         Effective December 15, 1998, the Company issued to Castor Capital Corporation, the sole stockholder of Alford, an aggregate of 6,551,372 shares of Common Stock in exchange for an aggregate of 10,000 shares of common stock of Alford pursuant to the Merger Agreement. Castor Capital Corporation is a sophisticated, knowledgeable investor able to bear the economic risk of an investment in these shares of Common Stock. The Company relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection this transaction.

         Effective in December 1998, the Company issued to Mr. Art Beroff 92,000 shares of Common Stock as a finders fee. Mr. Art Beroff is a sophisticated, knowledgeable investor able to bear the economic risk of an investment in these shares of Common Stock. The Company relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.


ITEM 11.          DESCRIPTION OF SECURITIES

General

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

Common Stock

         Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         Subject to rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the Common Stock in 1999. The Company's current bank loan agreement requires the bank's prior written consent for the payment of dividends.

Preferred Stock

         Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 5,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

Provisions Having a Possible Anti-takeover Effect

         The Company's Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

         The Board will have the authority, without further action by the shareholders, to issue up to 5,000,000 shares of the Company's preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue over 42,999,285 additional shares of Common Stock. The issuance of the Company's preferred stock or additional shares of Common Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

Limitation of Liability of Directors

         The  Articles of  Incorporation  provide  that,  to the fullest  extent permitted by applicable law, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Texas law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to a director and for acts or omissions for which a director is made expressly liable by applicable statute, such as the improper payment of dividends. The limitations on liability provided for in the Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as executive officers and directors.

         The inclusion of these provision in the Articles of Incorporation, may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

Bylaw Provisions and Amendment of Bylaws

         The Board of Directors of the Company, acting by a majority of directors then in office, may fill any vacancy or newly created directorship, provided that the Board of Directors may not fill more than two such directorships between successive annual meetings of the shareholders. The Bylaws provide that a special meeting of the shareholders may be called only by the President, the Chairman of the Board of Directors, or the holders of not less than ten percent of all shares entitled to vote at such meeting. The Bylaws provide that the power to amend or repeal the Bylaws or to adopt new Bylaws is vested in the Board of Directors, but is subject to the right of the shareholders to amend or repeal the Bylaws or to adopt new Bylaws.

Transfer Agent

         The Company's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.


ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation provide that the Company shall indemnify any person who was, is or is threatened to be made a named defendant in a proceeding because the person (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving as a director, officer, partner, or other functionary of another corporation, partnership or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Corporation Act. Article 2.01-1 of the Texas Business Corporation Act (the "TBCA") provides that a corporation may indemnify any director or officer provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

         Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under
Article 2.02-1 of the TBCA. The Company has directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

         The above discussion of the TBCA and the Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and Bylaws, respectively.

ITEM 13.            FINANCIAL STATEMENTS

                               TABLE OF CONTENTS
                               -----------------

Independent Auditors' report .................................................17

Consolidated financial statements
     Balance sheet............................................................18
     Statement of operations..................................................19
     Statement of cash flows..................................................20
     Summary of significant...................................................21
     Notes to consolidated financial statements............................22-26

BDO               BDO Siedman, LLP                 2323 Bryan Street, Suite 1800
       Accountants and Consultants                     Dallas, Texas  75201-2628
                                   Telephone: (214) 880-3700 Fax: (214) 880-3701





INDEPENDENT AUDITORS' REPORT




Alford Refrigerated Warehouses, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheet of Alford Refrigerated Warehouses, Inc. as of December 31, 1997, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alford Refrigerated Warehouses, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ BDO Siedman, LLP
--------------------

March 13, 1998

ITEM 13.          FINANCIAL STATEMENTS



                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                            Consolidated Balance Sheet
                                                 December 31, 1997
------------------------------------------------------------------------------------------------------------------
Assets

Current
     Cash and cash equivalents (Note 6)                                                             $      446,179
     Accounts receivable                                                                                 1,394,287
     Prepaid expense                                                                                       284,742
     Income tax receivable (Note 3)                                                                        133,629
     Escrows                                                                                               436,741
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                     2,695,578
------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net (Note2)                                                              11,344,231
Other receivables                                                                                           10,000
Due from affiliate (Note 1)                                                                              3,541,973
Other assets                                                                                               432,357
Deferred tax asset (Note 3)                                                                                236,000
Deposits, including $628,128 deposits with affiliates (Note 1)                                             682,094
                                                                                                           -------
Total assets                                                                                         $  18,942,233
==================================================================================================================

Liabilities and Stockholder's Equity

Current
     Accounts payable                                                                              $       398,056
     Accrued charges                                                                                       883,738
     Notes payable (Note 4)                                                                                124,535
     Current maturities of long-term debt (Note 4)                                                         688,130
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                2,094,459
------------------------------------------------------------------------------------------------------------------

Deferred revenue                                                                                           157,059
Long-term debt (Notes 1 and 4)                                                                          11,759,883
Line of credit (Note 4)                                                                                    728,164
Deferred taxes (Note 3)                                                                                  1,042,286
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                       15,781,851
------------------------------------------------------------------------------------------------------------------
Commitments (Note 5)
Stockholder's equity:
     Common stock, no par value, 10,000 shares authorized,
         issued and outstanding                                                                          3,360,000
     Retained deficit                                                                                     (199,618)
------------------------------------------------------------------------------------------------------------------
Total stockholder's equity                                                                               3,160,382
------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                           $  18,942,233
==================================================================================================================



See accompanying summary of accounting policies and notes to consolidated financial statements.




                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                       Consolidated Statement of Operations
                                           Year ended December 31, 1997
------------------------------------------------------------------------------------------------------------------

Revenues:
     Warehouse revenues                                                                             $   12,561,259
     Other revenues                                                                                        395,634
------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                                           12,956,893
------------------------------------------------------------------------------------------------------------------

Operating Costs and Expenses:
     Operating costs                                                                                     8,375,734
     General and administrative expenses                                                                 1,365,765
------------------------------------------------------------------------------------------------------------------
Total Operating Costs and Expenses                                                                       9,741,499
------------------------------------------------------------------------------------------------------------------

Income from Operations                                                                                   3,215,394
------------------------------------------------------------------------------------------------------------------

Depreciation, Rent and Interest Expenses:
     Depreciation                                                                                          396,422
     Rent                                                                                                1,297,117
     Interest                                                                                              828,866
------------------------------------------------------------------------------------------------------------------
Total Depreciation, Rent and Interest Expenses                                                           2,522,405
------------------------------------------------------------------------------------------------------------------

Income Before Other Expenses and Income Taxes                                                              692,989

Other Expenses:
     Special charges for -
         Legal and professional fees                                                                       267,875
         Other revenues                                                                                   (150,109)
     Gain on dispositions, net                                                                              (5,749)
------------------------------------------------------------------------------------------------------------------
Total Other Expenses                                                                                       112,017
------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes                                                                                 580,972
Income Tax Expense (Note 3)                                                                                 14,000
------------------------------------------------------------------------------------------------------------------

Net Income                                                                                                 566,972
Retained Deficit, beginning of year                                                                       (766,590)
------------------------------------------------------------------------------------------------------------------

Retained Deficit, end of year                                                                             (199,618)
==================================================================================================================


See  accompanying  summary  of  accounting  policies  and notes to  consolidated financial statements.



                                       ALFORD REFRIGERATED WAREHOUSES, INC.

                                       Consolidated Statement of Cash Flows
                                           Year ended December 31, 1997
-------------------------------------------------------------------------------------------------------------------

Operating Activities:

     Net income                                                                                     $      566,972
     Adjustments to reconcile net income to
         net cash provided by operation activities:
              Depreciation expense                                                                         396,422
              Bad debt expense                                                                               9,440
              Deferred income taxes                                                                        (62,000)
              Other                                                                                       (124,968)
              Changes in operating assets and liabilities:
                  Accounts receivable                                                                     (159,162)
                  Prepaid expenses                                                                         202,756
                  Deposits and escrows                                                                  (1,017,718)
                  Income tax receivable                                                                     97,047
                  Other assets                                                                            (427,705)
                  Accounts payable                                                                         (10,404)
                  Accrued charges                                                                          480,243
                  Deferred revenue                                                                          93,437
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                                   44,360
------------------------------------------------------------------------------------------------------------------

Investing Activities -
     Capital expenditures                                                                                 (984,383)
------------------------------------------------------------------------------------------------------------------

Financing Activities:
     Due from affiliate                                                                                 (3,541,973)
     Funds borrowed                                                                                     10,222,021
     Principal payments on debt                                                                         (5,758,195)
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                                  921,853
------------------------------------------------------------------------------------------------------------------

Net decrease in cash                                                                                       (18,170)
Cash and cash equivalents, beginning of period                                                             464,349
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                                            $      446,179
==================================================================================================================


See  accompanying  summary  of  accounting  policies  and notes to  consolidated financial statements.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Summary of Significant Accounting Policies

Business The consolidated financial statements include the accounts of Alford Refrigerated Warehouses, Inc. (the Company) and its wholly owned subsidiaries: Alford Logistical Services, Inc. (ALS), Cadiz Properties, Inc. (Cadiz), Thermix Corporation (Thermix), Specialty Processing Corporation
                    (SPC), Alford Terminal Warehouses, Inc. (ATW), and Alford Distribution Services, Inc. (ADS). All significant intercompany transactions and balances have been eliminated.

                    The Company provides public warehousing space and related services, primarily to large wholesale food and grocer suppliers. Revenues are recognized as services are provided.

Cash and Cash       For purposes of reporting the statements of cash flows,  the
Equivalents         Company   considers  all  highly  liquid  debt   instruments
                    purchased with an original maturity of three months or less to be cash equivalents.

Property, Plant     Property,  plant and  equipment  are  stated  at cost,  less
and Equipment       accumulated   depreciation.   The  cost  of  additions   and
                    improvements are capitalized, while maintenance and repairs are charged to expense when incurred.

                    Depreciation   of  the   warehouse   is   provided   by  the
                    straight-line  method for financial  statement purposes over
                    31.5 years. Accelerated depreciation methods are used for machinery and equipment over the estimated useful lives of the respective assets.

                    Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

Income Taxes        Income taxes are provided based on the results of operations as reported for financial reporting purposes and, when appropriate, include deferred income taxes applicable to temporary differences between financial and taxable income.
                    The  Company  has  adopted  Financial  Accounting  Standards
                    Statement No. 109 which required a change from the deferred method of accounting for income taxes to the asset and liability method.

Use of Estimates    The  preparation of financial  statements in conformity with generally accepted accounting principals (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

                      ALFORD REFRIGERATED WAREHOUSES, INC.

                   Notes to Consolidated Financial Statements


1. Related Party On December 1, 1996, the Company entered into an agreement Transactions ("the Agreement") with Canfina AG and J. Eichmann to repay existing loans and to purchase Mr. Eichmann's Company stock.
                    The Agreement terms consisted of the following:

                    $1,700,000 loan repayment to Canfina AG on December 31, 1996

                    $3,000,000 loan repayment to Canfina AG on June 11, 1997

                    $2,000,000 payment to Mr. Eichmann no later than December 13, 1997 in consideration for his Company stock (see below).

                    $2,600,000 term note due December 2001 secured by common stock held in escrow (Note 4).

                    The Company made the first payment of $1,700,000 on December 13, 1996 as scheduled. On September 15, 1997, the Company modified the Agreement with Mr. Eichmann whereby the interest rate on the $2,600,000 note increased from 8 percent to 9 percent in exchange for an extension on the due date of the $3,000,000 payment. On the same date, the Company made the second payment of $3,000,000 due to Mr. Eichmann using proceeds from an $8,100,000 loan from Morgan Guaranty Trust Company of New York. On December 4, 1997, the Company paid Mr. Eichmann $2,000,000 in exchange for rights to his shares in accordance with the Agreement using funds obtained through a term note and line of credit with Nations Credit Commercial Corporation (Note 4). These rights were assigned to the Company's parent, Castor Capital Corporation ("Castor") in exchange for a $2,000,000 note receivable (see below). The shares are currently held in escrow for the Company's parent pending the final payment of $2,600,000 in December 2001.

                    On February 26, 1997, the Company paid $250,000 to Alltemp Logistical Services, L.L.C. (Alltemp) as a deposit to be applied towards the purchase price of a warehouse facility in LaPorte, Texas. The Company and Alltemp did not finalize the purchase during the year ended December 31, 1997, and the Company expects to receive the benefit from deposited funds in 1998. The amount is included in deposits in the accompanying balance sheet.

                    The Company loaned its parent company Castor $1,500,000 on September 17, 1997 and $2,000,000 on December 4, 1997 as evidenced by two promissory notes payable to the Company at the rate of 8 percent per annum due December 31, 2000 and December 31, 2002, respectively. The notes and accrued interest income of $41,973 are included in due from affiliate in the accompanying balance sheet.

                    During the year the Company made initial payments totaling $378,128 to Associates Freezers, Inc. in order to purchase the rights to the penguin trademark and the name Associated Freezers, Inc. The amount is included in other assets in the accompanying balance sheet. 2. Property, Plant and Equipment

2. Property, Plant  Property, plant and equipment at December 31, 1997 consisted
   and Equipment    of the following:

                    Land                                             $ 4,265,389
                    Building                                           7,183,415
                    Machinery and equipment                              567,083
                    Machinery and equipment under capital lease          403,812
                    ------------------------------------------------------------
                                                                      12,419,699
                    Less accumulated depreciation                      1,075,468
                    ------------------------------------------------------------
                    Total                                            $11,344,231

                    ------------------------------------------------------------

3. Income Taxes     Net  operating   loss   carryforwards,   after  taking  into
                    consideration certain limitations created by the change in capital structure, result in a maximum deferred tax asset of $236,000.

                    The deferred tax liability was calculated on the expected temporary differences between the reorganized fair value and the tax basis of the Company. The deferred tax liability was calculated at the federal tax rate of 34 percent.

                    A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to earnings before income taxes at December 31, 1997 is as follows:

                    Computed income taxes, at 34 percent            $   198,000
                    Utilization of net operating loss carryforwards    (198,000)
                    Alternative minimum tax                              14,000
                    ------------------------------------------------------------
                                                                    $    14,000

                    ------------------------------------------------------------

4. Notes Payable, Notes payable consist of various notes due to insurers with Long-Term Debt, principal totaling $124,535 at December 31, 1997. The notes
   and              accrue interest at various rates; principal and interest are
   Line of Credit   due monthly.

                    Long-term   debt  at  December  31,  1997  consists  of  the
                    following:



                          Description                                                          Amount
                    ---------------------------------------------------------------------------------

                    9%   J. Eichmann  note,  quarterly  principal  payments from
                         second to fifth year of  $62,500,  remaining  principal
                         and unpaid but  accrued  interest  due  December  2001,
                         secured  by  common  stock  held in  escrow  (Note  1).            2,600,000


                    8.4% Morgan Guaranty Trust Company of New York note, monthly payments of $69,782, remaining balance of principal and
                         accrued but unpaid interest due October,  2007, secured
                         by the land and improvements and certain other property
                         and equipment at the Company's  Cadiz Street  facility.            8,073,745

                    Nations Credit Commercial  Corporation term note, prime plus
                         5%, monthly principal  payments of $20,119 plus accrued
                         interest,  remaining  principal  and unpaid but accrued
                         interest  due  December  3, 2001,  secured by  selected
                         equipment and  guaranties  from Castor,  ALS,  Thermix,
                         SPC, ATW, and ADS.                                                 1,207,160

                    7% advalorem taxes note, payable semi-annually
                         through 1999                                                         238,843

                    Obligations under capital leases, maturity dates
                         ranging form 1999 through 2002.                                      328,265
                    ---------------------------------------------------------------------------------

                                                                                           12,448,013
                    Current maturities                                                       (688,130)
                    ---------------------------------------------------------------------------------
                                                                                          $11,759,883
                    ---------------------------------------------------------------------------------

                    Maturities of long-term debt are as follows:

                    Year ended December 31,
                    ------------------------------------------------------------
                    1998                                             $  688,130
                    1999                                                589,328
                    2000                                                499,160
                    2001                                              3,336,506
                    2002                                                246,323
                    Thereafter                                        7,088,566
                    ------------------------------------------------------------
                                                                    $12,448,013

                    The Company has a line of credit with Nations Credit Commercial Corporation which provides up to $2,500,000 through December 3, 2001 at prime (8.5 percent at December 31, 1997) plus 5 percent. Interest is payable monthly, and all unpaid but accrued interest and principal is due at maturity. The line of credit is secured by guaranties from Castor, ALS, Thermix, SPC, ATW, and ADS.

                    The Morgan Guaranty Trust Company of New York ("Morgan") note requires the establishment of certain escrow accounts. Morgan restricts the use of the funds to the designated purpose of the accounts in accordance with the terms of the note.

5. Commitments      The Company rents  certain real estate and  equipment  under
   and              operating  leases.   The  leases  do  not  provide  for  any
   Contingencies    significant renewals;  and, except for insignificant leases, there are no existing purchase options. Rent expense was $25,616 for the year ended December 31, 1997.

                    Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997, were:

                    Year ended December 31,
                    ------------------------------------------------------------
                    1998                                              $   11,130
                    1999                                                  11,130
                    2000                                                   7,884
                    ------------------------------------------------------------
                                                                         $30,144
                    ------------------------------------------------------------

                    From time to time, in the normal course of business, the Company is a party to various matters of litigation. Management is of the opinion that the eventual resolution of these matters will not have a material adverse effect on the Company.

6. Concentration    At December  31,  1997,  the  Company  had bank  deposits in
   of Credit Risk   excess of insured limits by approximately $134,000.

                    The Company derived 12 and 10 percent of its revenue from two customers, respectively, in 1997. The Company closely monitors the creditworthiness of its customers and does not believe that it is dependent upon any single customer.

7. Supplemental     Cash paid for  interest  during the year ended  December 31,
   Cash Flow        1997 was approximately $800,000.
   Information
                    Non-cash   investing  and  financing  activity  curing  1997
                    consisted of the following:

                    Financing of various insurance policies (Note 4) $ 418,022 Capitalization of lease
                    assets and obligations (Notes 2 and 4)               403,812

8. Subsequent       On February 5, 1998, the Company loaned its parent  company,
   Event            Castor,  $714,362 as evidenced by a promissory  note payable to the  Company  at the  rate of 8  percent  per  annum  due
                    December 31, 1999.


                     HILLTOP ACQUISITION HOLDING CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                 Page

Report of Independent Certified Public Accountants                                                 28

Financial Statements

         Balance Sheet as of December 31, 1997 and 1996                                            29

         Statements of Operations  for the year ended  December 31, 1997 and the period from August 9, 1996 (date of bankruptcy
             settlement) through December 31, 1996                                                 30

         Statement  of  Changes  in  Shareholders'  Equity  for the  year  ended
           December  31,  1997 and the  period  from  August  9,  1996  (date of bankruptcy
             settlement) through December 31, 1996                                                 31

         Statements of Cash Flows for the year ended  December  31, 1997 and the period from August 9, 1996 (date of bankruptcy
             settlement) through December 31, 1996                                                 32

         Notes to Financial Statements                                                             33



S. W. HATFIELD + ASSOCIATES
certified public accountants

Members:          American Institute of Certified Public Accounts
                           SEC Practice Section
                           Information Technology Section
                  Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors
Hilltop Acquisition Holding Corporation
 (formerly Optical Acquisition Corp.)

We have audited the accompanying balance sheets of Hilltop Acquisition Holding Corporation (formerly Optical Acquisition Corp. and/or Optical Corporation of
America) as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1997 and for the period from August 9, 1996 (date of bankruptcy settlement) through December 31, 1996, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilltop Acquisition Holding Corporation (formerly Optical Acquisition Corp. and/or Optical Corporation of America) as of December 31, 197 and 196 and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period from August 9, 1996 (date of bankruptcy settlement) through December 31, 1996, respectively, in conformity with generally accepted accounting principles.


                                     S. W. HATFIELD + ASSOCIATES

Dallas, Texas
November 23, 1998









                     Use our past to assist your future(sm)





P.O. Box 82095                                 9002 Green Oaks Circle, 2nd Floor
Dallas, Texas 75382-0395                                Dallas, Texas 75243-7912
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com



                                      HILLTOP ACQUISITION HOLDING CORPORATION
                                                  BALANCE SHEETS
                                            December 31, 1997 and 1996



                                       ASSETS
                                       ------
                                                                                         1997                1996
                                                                                        -------             -------
Current Assets

  Cash in bank                                                                          $   248             $     -

     Due from bankrputcy                                                                      -               2,500
            trust

     Due from shareholder                                                                     -               2,502
                                                                                        -------             -------
         TOTAL ASSETS                                                                   $   248             $ 5,002
                                                                                        =======             =======


                                       LIABILITIES AND SHAREHOLDERS' EQUITY
                                       ------------------------------------


Current liabilities

   Accounts payable-trade                                                               $16,563             $     -


Shareholders' equity

   Preferred stock - $0.01 par value. 10,000 shares
         authorized.  None issued and oustanding                                              -                   -
   Common stock - $0.01 par value.  40,000,000 shares
         authorized.  500,201 shares issued and outstanding                               5,002               5,002
   Accumulated deficit                                                                  (21,317)                  -
                                                                                        -------              ------

Total shareholders' equity                                                              (16,315)              5,002
                                                                                        -------              ------
                     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $   248              $5,002
                                                                                        =======              ======


   The accompanying notes are an integral part of these financial statements.



                                      HILLTOP ACQUISITION HOLDING CORPORATION
                                             STATEMENTS OF OPERATIONS
                                         Year ended December 31, 1997 and
               Period  from  August  9,  1996  (date of  bankruptcy  settlement) through December 31, 1996




                                                                             Year ended               Period from
                                                                            December 31,            August 9, 1996
                                                                                1997             through December 31,
                                                                                                         1996
Revenues                                                                     $        -               $        -
                                                                             ----------               ----------

Operating expenses
   General and administrative costs                                                 135                        -

   Reorganization expenses                                                       21,182                        -
                                                                             ----------               ----------
         Total expenses                                                          21,317                        -
                                                                             ----------               ----------
Loss from operations                                                            (21,317)                       -

Income taxes                                                                          -                        -
                                                                             ----------               ----------
Net loss                                                                     $  (21,317)              $        -
                                                                             ==========               ==========
Net loss per weighted-average
   share of common stock outstanding                                         $     0.04                      nil
                                                                             ==========               ==========
Weighted-average number of shares
   of common stock outstanding                                                  500,201                  500,201
                                                                             ==========               ==========



   The accompanying notes are an integral part of these financial statements.



                                      HILLTOP ACQUISITION HOLDING CORPORATION
                                   STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                                         Year ended December 31, 1997 and
               Period  from  August  9,  1996  (date of  bankruptcy  settlement) through December 31, 1996




                                                         Common stock         Additional
                                                         ------------           paid-in         Accumulated
                                                #shares                Amount   capital           deficit         Totals
                                                -------                ------ ----------        -----------       ------

Stock issued through
   bankruptcy settlement
   on August 9, 1996                            500,201             $5,002      $     -           $      -        $  5,002

Net loss for the period                               -                  -            -                  -               -
                                                -------             ------      -------           --------        --------

Balances at December 31, 1996                   500,201              5,002            -                  -           5,002

Net loss for the period                               -                  -            -            (21,317)        (21,317)
                                                -------             ------      -------           --------        --------

Balances at December 31, 1997                   500,201             $5,002      $     -           $(21,317)       $(16,315)
                                                =======             ======      =======           ========        ========



   The accompanying notes are an integral part of these financial statements.



                                      HILLTOP ACQUISITION HOLDING CORPORATION
                                             STATEMENTS OF CASH FLOWS
                                         Year ended December 31, 1997 and
               Period  from  August  9,  1996  (date of  bankruptcy  settlement) through December 31, 1996



                                                                                                  Period from
                                                                                                 August 9, 1996
                                                                     Year ended                     through
                                                                  December 31, 1997            December 31, 1996
                                                                  -----------------            -----------------

Cash Flows from Operating Activities

   Net loss for the period                                            $(21,317)                    $       -

   Adjustments to reconcile net loss
       to net cash provided by operating
       activities
           Increase in accounts payable-trade                           16,563                             -
                                                                      --------                     ---------
Net cash used in operating activities                                   (4,754)                            -
                                                                      --------                     ---------
Cash Flows from Investing Activities                                         -                             -
                                                                      --------                     ---------
Cash Flows from Financing Activities
   Funding from bankruptcy trust and majority shareholder                5,002                             -
                                                                      --------                     ---------
Net cash provided by financing activities                                5,002                             -
                                                                      --------                     ---------
Increase (Decrease) in Cash                                                248                             -

Cash at beginning of period                                                  -                             -
                                                                      --------                     ---------
CASH at end of period                                                 $    248                     $       -
                                                                      ========                     =========
Supplemental Disclosure of Interest
   and Income Taxes Paid
     Interest paid during the period                                  $      -                     $       -
                                                                      ========                     =========
     Income taxes paid during the period                              $      -                     $       -
                                                                      ========                     =========



   The accompanying notes are an integral part of these financial statements.

                     HILLTOP ACQUISITION HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - BACKGROUND AND DESCRIPTION OF BUSINESS

Hilltop Acquisition Holding Corporation (formerly Optical Acquisition Corp.) (Company) was initially incorporated on November 20, 1992 as Optical Corporation of America under the laws of the State of Delaware. On February 18, 1997, the Company's Certificate of Incorporation was amended and restated pursuant to the plan of reorganization discussed below. The Amended and Restated Certificate of Incorporation changed the Company's name to Optical Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.01 per share.

On September 26, 197, the Company changed its state of Incorporation from Delaware to Texas by means of a merger with and into a Texas corporation formed solely for the purpose of effecting the reincorporation. The Articles of
Incorporation   and  Bylaws  of  the  Texas  corporation  are  the  Articles  of
Incorporation and Bylaws of the surviving corporation. Such Articles of Incorporation did not change the capital structure of the Company.

On February 17, 1998, the Company's shareholders approved, at a special meeting of the Company's shareholders, the consummation of an acquisition or merger with Hilltop Acquisition Corporation, a Texas corporation, in the business of acquiring overriding royalty interests in oil and natural gas properties and to change the name of the Company to Hilltop Acquisition Holding Corporation.

On September 21, 1995, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act. The Company's bankruptcy action was combined with a similarly filed action of two related entities. All assets, liabilities and other claims against the Company were combined with those of its affiliate and were liquidated through a single combined Creditors Trust. The combined Creditors Trust was operated by an independent Trustee under the supervision of the Bankruptcy Court from September 21, 1995 through August 9, 1996. All secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation by the Creditors Trust. A plan of reorganization  was approved by the United  States  Bankruptcy  Court,  Northern
District of Texas, Dallas Division on August 9, 196 and was subsequently modified effective February 28, 1997. The plan of reorganization provided that all unsecured creditors, holders of unpaid administrative claims or fees and pre-bankruptcy shareholders would receive "new" shares of the Company's post-reorganization common stock, pursuant to Section 1145(d) of the Bankruptcy Code. As a result of this approval, the Company was discharged from bankruptcy and all liens, security interests, encumbrances and other interests, as defined in the plan of reorganization, were extinguished and expunged.

The issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of August 9, 1996, by Order of the Bankruptcy Court, the only asset of the Company was approximately $2,500 cash due from the Creditors Trust.


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



                     HILLTOP ACQUISITION HOLDING CORPORATION

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A - BACKGROUND AND DESCRIPTION OF BUSINESS - Continued

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and has a year-end of December 31.

The Company's former majority stockholder, Halter Financial Group, Inc., maintained the corporate status of the Company and provided all working capital support on the Company's behalf since the bankruptcy discharge date through February 198. Because of the Company's lack of operating assets during this reorganization period, its continuance was fully dependent upon the majority stockholder's continuing support.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.       Cash and cash equivalents
         -------------------------

         The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.       Income taxes
         ------------

         The Company files a separate Federal Income Tax Return. Due to the provisions of Internal Revenue Code Section 338, the Company will have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

NOTE C - RELATED PARTY TRANSACTIONS

In connection with the issuance of "new" shares of the Company's post-reorganization common stock under the plan of reorganization, the Company elected to utilize the stock transfer services of an entity controlled by relatives of post-bankruptcy senior management of the Company. Approximately $11,200 was paid or accrued for stock transfer, initial securities issuances and registrar services.

NOTE D - CAPITAL STOCK TRANSACTIONS

All unsecured creditors and holders of unpaid administrative claims, including Halter Financial Group, Inc. received an aggregate of approximately 500,000 "new" shares in settlement of all unpaid obligations of the Company and/or the consolidated bankruptcy trust.

                     HILLTOP ACQUISITION HOLDING CORPORATION

NOTE A - BACKGROUND AND DESCRIPTION OF BUSINESS - Continued

NOTE E - SUBSEQUENT EVENT

On February 17, 198, the Company's shareholders approved, at a special meeting of the Company's shareholders, the consummation of an acquisition o merger with Hilltop Acquisition Corporation, a Texas corporation, in the business of acquiring overriding royalty interests in oil and natural gas properties and to change the name of the Company to Hilltop Acquisition Holding Corporation.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.


ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

     (a) The financial statements filed as part of this Registration Statement in Item 13 are listed in the Index to Financial Statements contained in such Item.

     (b) The  following  documents  are filed as exhibits  to this  Registration
Statement:

         *2.1 First Amended Joint Plan of Reorganization dated July 9, 1996 as modified and clarified to date.
         *2.2 Agreement and Plan of Merger dated November 23, 1998 by and between Hilltop Acquisition Holding Corporation, Womack Gilman Investment Services, L.C., Halter Financial Group, Inc. and Alford Refrigerated Warehouses, Inc.
          3(i) Restated Articles of Incorporation (with amendments)
          3(ii)Amended and Restated  Bylaws
         *4.1  Form of Common Stock Certificate
        *10.1 Fixed Rate Note dated September 15, 1997 between Cadiz Properties, Inc., and Morgan Guaranty Trust Company of New York
        *10.2 Fixed Rate Note dated February 6, 1998 between LaPorte Properties, L.L.C., and Amresco Capital, L.P.
        *10.3 Consulting Agreement dated January 1, 1997 between Alford Refrig-erated Warehouses, Inc. and Alton M. Adams, P.Eng.
        *10.4 Purchase and Sale Agreement executed on or about January 19, 1999 between Alford Refrigerated Warehouses, Inc. and Fort Worth Cold Storage Holdings, Inc.
         *11.1 Statement re: computation of per share earnings
         *21.1 Subsidiaries of the Company.


*to be filed by amendment

                                    SIGNATURE


         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


ALFORD REFRIGERATED WAREHOUSES, INC.



By:  /s/ James Williams                                   Date: February 3, 1999
   ---------------------------------
     James C. Williams
     Chief Financial Officer



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